K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 1, 2018
VIA EDGAR
Ms. Rebecca Marquigny
Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Equity Funds (File No. 333-225705) Responses to Comments on the Registration Statement on Form N-14

Dear Mr. Manion and Ms. Marquigny:
The following are responses to the comments that we received by telephone from Mr. Manion on June 25, 2018 and Ms. Marquigny on July 16, 2018, respectively, regarding the registration statement on Form N-14 (“Registration Statement”) of the First Investors Equity Funds (“Registrant”) related to the reorganization (“Reorganization”) of the First Investors Balanced Income Fund (“Balanced Income Fund”), a series of First Investors Income Funds (“Target Trust”), into the First Investors Total Return Fund (“Total Return Fund”), a series of the Registrant.  The Balanced Income Fund and the Total Return Fund also may be referred to herein as the “Target Fund” and the “Acquiring Fund,” respectively, or as a “Fund.”
The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on June 18, 2018.  SEC staff (“Staff”) comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used herein but not defined have the same meanings as in the Registration Statement.  The Trust believes that the responses below fully address the Staff’s comments.
Disclosure Comments
1.
Please note that any comments may relate to or involve language that is repeated or restated elsewhere in the filing, for example, in the summary prospectus, SAI or Part C. In these situations we generally do not repeat comments or point out each place where changes are required.  However, we expect the Registrant to make corresponding and consistent changes as appropriate throughout the filing.  If the Registrant declines to make a conforming change in a particular instance, please identify and explain the basis for the discrepancies in your response letter to the Staff.  In the response, we also encourage the Registrant to assist the Staff by specifically identifying any new exhibits and required information that has been updated.

The Registrant confirms that, where the Registrant deems applicable and appropriate,

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August 1, 2018

corresponding changes in response to the Staff’s comments have been made in the Rule 497 filing submitted with this response letter.

The Registrant notes that the following information as been updated in the Rule 497 filing:

•	the calendar year-to-date total return for Class A shares of each Fund;
•	Record date related information under “Voting Information—Record Date and Voting Rights;” and
•
the statement that pro forma financial information has not been prepared for the Reorganization because the net asset value of the Target Fund does not exceed 10% of the net asset value of the Acquiring Fund, updated as of June 30, 2018.

2.
On page 1 of the Letter to Shareholders in the paragraph titled “Continuity of Management” and in the response to the second question in the “Questions and Answers” section of the Registration Statement (“Q&A”), the disclosure states that “[t]he Reorganization will allow shareholders of the First Investors Balanced Income Fund to continue to pursue their investment objective through a similar fund that also allocates its assets among bonds, stocks and money market instruments and is managed by the same investment adviser and subadviser.” However, in response to the sixth question in the Q&A, the disclosure states that the “Target Fund and the Acquiring Fund have different investment objectives and strategies.” Please reconcile the foregoing statements.

The Registrant has changed the reference to “their investment objective” to “their investment goals” so that the revised disclosure states that “[t]he Reorganization will allow shareholder of the First Investors Balanced Income to continue to pursue their investment goals through a similar fund that also allocates its assets among bonds, stocks and money market instruments and is managed by the same investment adviser and subadviser.”  Corresponding changes have been made in the second question in the Q&A as well as in “Board Considerations.”

3.
On the first page of the Q&A under “What is the purpose of the Reorganization?” please consider referencing the role of Foresters Investment Management Company, Inc. (“FIMCO”) as the Fund’s investment adviser to provide additional context for investors.

The Registrant has made the requested change.

4.
On the third page of the Q&A under “Will there be any changes to my fees and expenses as a result of the Reorganization?” the response states that “Both Funds charge a contingent deferred sales charge (“CDSC”) of 1% on certain redemptions of Class A shares purchased without a sales charge.”   Please also disclose whether the administration of the CDSC on certain redemptions of Class A shares applies the same way to both Funds or discuss any differences, e.g., whether different redemption periods apply.

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August 1, 2018

The Registrant has added the following disclosure:

The CDSC is applied on the same terms for both Funds.

5.
On the fifth page of the Q&A under “Who is paying the costs of the Reorganization?” the response states that the Target Fund will bear the costs of the Reorganization.  Please explain to the Staff supplementally why all expenses of the Reorganization will be borne by the Target Fund, rather than being shared with the Acquiring Fund and/or the Adviser.

The Boards agreed, based on information provided by Trust management, that because the benefits of the Reorganization accrue to the Target Fund, the costs of the Reorganization should be borne by the Target Fund. The Reorganization will allow Target Fund shareholders to engage in a tax-free exchange (for federal income tax purposes) of their shares for corresponding classes of shares of the Acquiring Fund, a much larger Fund with a better prior performance record than the Target Fund, although no assurances may be given that the Acquiring Fund will achieve any level of performance after the Reorganization.  The total annual fund operating expenses of the Acquiring Fund are significantly lower than the total annual fund operating expenses of the Target Fund on a pro forma basis, thus providing potential savings to shareholders of the Target Fund without a fee waiver or expense reimbursement agreement which the Adviser may choose to terminate upon its expiration. Finally, as shareholders of the Acquiring Fund following the Reorganization, Target Fund shareholders may have the opportunity to benefit from economies of scale not available in the Target Fund and may contribute to lowering annual fund operating expenses of the Acquiring Fund over time.

6.
Add to the Q&A the question “What happens if the Reorganization is not approved?” and a related response identifying the other possible courses of action that may be taken in the event that the Reorganization is not approved by the applicable shareholders.

The Registrant has added the following disclosure to the Q&A:

Q:  What will happen if the Reorganization Plan is not approved by shareholders?

A:  If shareholders of the Target Fund do not approve the Reorganization Plan, the Target Fund will not be reorganized into the Acquiring Fund and the Target Trust's Board of Trustees will consider other alternatives, including liquidating the Target Fund.

7.	The last sentence of the fifth paragraph on page (i) of the Proxy Statement/Prospectus states “[f]ollowing the Reorganization the Target Fund will be terminated.” In that

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paragraph, please state whether the Target Fund will continue to operate if the Reorganization Plan is not approved.

The Registrant has added the following statement to the paragraph:

If shareholders of the Target Fund do not approve the Reorganization Plan, the Target Fund will not be reorganized into the Acquiring Fund and the Target Trust’s Board of Trustees will consider other alternatives, including liquidating the Target Fund.

8.	In the Table of Contents, the Staff suggests including a parenthetical description of the document adjacent to each appendix listed therein.

The Registrant has made the suggested change.

9.
The Staff notes that the disclosure in other sections of the Registration Statement indicates that if the Reorganization is not approved by shareholders, FIMCO intends to recommend the liquidation of the Target Fund.  Please disclose this point in the “Summary of the Reorganization” section of the Proxy Statement/Prospectus as a basis for the Reorganization proposal.

The first sentence under the second paragraph in “Summary of the Reorganization” has been revised as follows:

Foresters Investment Management Company, Inc. (“FIMCO” or “Adviser”), the investment adviser for the Funds, considered alternatives with respect to the operation of the Target Fund, including liquidation, before determining to recommend reorganizing the Target Fund into the Acquiring Fund.

In addition, the following sentence has been added to the final bullet point under “Considerations Regarding the Reorganization:”

If shareholders of the Target Fund do not approve the Reorganization, FIMCO expects to recommend to the Board the liquidation of the Target Fund.

10.
The last sentence of the sixth bullet point in the “Considerations Regarding the Reorganization” section of the Proxy Statement/Prospectus states “FIMCO has agreed to waive its advisory fees to the extent necessary so that the effective advisory fee rate for the Acquiring Fund does not exceed 0.69% for one year after the Closing Date.”  The Staff notes that the Acquiring Fund may show waived advisory fees in the fee table only if they are contractual and otherwise consistent with the requirements of Item 3 of Form N-1A, including General Instructions 3(e) and 3(f).  The fee table in the “Comparative Fee and Expense Tables” section of the Proxy Statement/Prospectus, which reflects the Acquiring Fund’s Management Fee as 0.69%, does not include a

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reference to a contractual fee waiver agreement.  Please revise, explain or confirm to the Staff that the Acquiring Fund’s Management Fee is 0.69% in the absence of a fee waiver or expense limitation agreement.

Pursuant to the Acquiring Fund’s Investment Advisory Agreement with FIMCO, the Acquiring Fund’s advisory fee rate schedule is 0.75% on the first $300 million of the Fund’s average daily net assets, .70% on the next $200 million, .65% on the next $500 million, .60% on the next $1 billion and .55% on the next $1 billion down to .50% on average daily net assets over $3 billion.  As of March 31, 2018, the Acquiring Fund had assets of $893,388,408 and paid an effective management fee rate of 0.69%, without giving effect to any fee waiver or expense reimbursement arrangement.

11.
The last bullet point in the “Considerations Regarding the Reorganization” section of the Proxy Statement/Prospectus states “FIMCO believes that the only alternative to the Reorganization is the liquidation of the Target Fund, which could result in adverse tax consequences to shareholders.”  Please summarize why FIMCO believes that only alternative to the Reorganization is the liquidation of the Target Fund.

The Registrant has amended the disclosure to the aforementioned bullet point as follows:

The Target Fund, which commenced operations in 2015 is small ($51.7 million as of June 30, 2018) and has seen very slow growth.  In FIMCO’s estimation, the Target Fund has limited prospects for attracting significant new assets.  Therefore, FIMCO believes that the only likely alternative to the Reorganization is the liquidation of the Target Fund, which could result in adverse tax consequences to Target Fund shareholders.  If shareholders of the Target Fund do not approve the Reorganization, FIMCO expects to recommend to the Board the liquidation of the Target Fund.
12.
In the first paragraph under “Comparison of Investment Objectives, Policies, Strategies, Advisers and Portfolio Managers,” please add a sentence regarding the practical effect of the difference between the investment objectives of the Acquiring Fund and the Target Fund.

The Registrant has added the following disclosure:

Because the Target Fund seeks income as its primary investment objective an investment in the Target Fund may involve less risk than the Acquiring Fund which seeks high, long-term total investment return.

13.
The Staff notes that, in the Acquiring Fund’s Principal Investment Strategies on page 7 of the Proxy Statement/Prospectus, the last sentence of the first paragraph is nearly identical to the third sentence of the second paragraph.  Please consider deleting one of these sentences.

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The disclosure reflects the investment strategy of the Acquiring Fund included in that Fund’s currently effective Prospectus.  Because the Registrant would like to maintain consistent investment strategy disclosure between the Proxy Statement/Prospectus and the Acquiring Fund’s currently effective Prospectus, the Registrant respectfully declines the comment. Registrant will consider implementing the suggested change to the Acquiring Fund’s Principal Investment Strategies in connection with the Acquiring Fund’s next annual registration statement update.

14.
The last sentence of the fourth paragraph of the Acquiring Fund’s principal investment strategy states that “the Fund may also be exposed to high yield securities through the Adviser’s investments in ETFs.”  The Staff notes that the second bullet point under “Considerations Regarding the Reorganization” states that “the Target Fund’s principal investment strategy includes investments in ETFs, while the Acquiring Fund’s principal investment strategy does not.” Please reconcile this discrepancy.

The Registrant has revised the second bullet point as follows:

Finally, the Target Fund’s principal investment strategy broadly includes investments in ETFs while the Acquiring Fund’s principal investment strategy may use ETFs to gain exposure to high yield securities.

15.
In the “Board Considerations” section of the Proxy Statement/Prospectus, disclose whether the Board independently considered any alternatives to the Reorganization proposed by FIMCO.  If the Board did not independently consider any alternatives to the Reorganization, supplementally explain why not.

The Board did not independently consider any alternatives to the Reorganization proposed by FIMCO because it believed that the information that it had requested of FIMCO in preparation for its consideration of the Reorganization was sufficient for the Board, in its business judgement, to make an informed determination regarding the Reorganization.

16.	Pursuant to Form N-14, Item 10(a)(iii), include on the cover page of the Statement of Additional Information the date of the prospectus to which the SAI relates and any other identifying information.

The Registrant has made the requested change.

Accounting Comments

17.
On page 2 of the Q&A, in response to the question “How is the Target Fund different from the Acquiring Fund?” disclose the percentage of bonds and equity securities currently held by each Fund and the expected percentages of bonds and equity

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securities that will be held by the combined Fund after the Reorganization.  Percentages may be disclosed in a range. Please state supplementally whether the Target Fund intends to reposition its portfolio in advance of the Reorganization.

The Registrant has included the requested disclosure.  The Registrant confirms that, as stated in the Q&A in response to the question “Will the Reorganization result in any federal income tax liability for the Target Fund for its shareholders?” and in the “Summary of the Reorganization” section of the Proxy Statement/Prospectus under “Considerations Regarding the Reorganization,” FIMCO “does not anticipate selling any significant portion of the assets of the Target Fund in connection with the Reorganization.”

18.
In the “Summary of the Reorganization” section of the Proxy Statement/Prospectus, revise the first sentence of the seventh bullet point under “Considerations Regarding the Reorganization” to reflect that the “total annual fund operating expense ratios” for each share class of the Target Fund and the Acquiring Fund refer to the gross expense ratio for each class of shares.

The Registrant has made the requested change.

19.	Confirm that each Fund’s current fees and expenses are included in the Comparative Fee and Expense Tables in the Proxy Statement/Prospectus.

The Registrant confirms that the Comparative Fee and Expense Tables in the Proxy Statement/Prospectus reflect each Fund’s current fees and expenses.

20.
In the “Federal Income Tax Consequences of the Reorganization” section of the Proxy Statement/Prospectus discuss any capital loss carryforwards of the Target Fund and any limitations on the use of the Target Fund’s capital loss carryforwards by the Acquiring Fund, if applicable.

The Target Fund does not have capital loss carryovers; therefore, no additional discussion has been added to the “Federal Income Tax Consequences of the Reorganization” section of the Proxy Statement/Prospectus.

*            *            *            *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:            Frank Genna
                    Mary Najem
  Foresters Investment Management Company, Inc.